June 4, 2021

VIA EDGAR AND Overnight DELIVERY

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Life Sciences 100 F Street, NE Washington, DC 20549

Attention:	Christopher Edwards Deanna Virginio Gary Newberry Kevin Kuhar

Re:	Elevation Oncology, Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted May 14, 2021 CIK No. 0001783032

Ladies and Gentlemen:

On behalf of Elevation Oncology, Inc. (the “Company”), we are concurrently transmitting herewith an updated copy of the Company’s Registration Statement on Form S-1 (CIK No. 0001783032) (the “Registration Statement”), the initial draft of which was originally confidentially submitted by the Company to the U.S. Securities and Exchange Commission (the “Commission”) on April 9, 2021 and amended by Amendment No. 1 to Draft Registration Statement on Form S-1 submitted by the Company to the Commission on May 14, 2021 (collectively, the “Draft Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated May 27, 2021 (the “Letter”) with respect to the Draft Registration Statement. The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.	We note your response to prior comment 4. Please clarify whether additional clinical trials will be necessary before a BLA can be submitted to the FDA for approval.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 1, 80 and 93 of the Registration Statement.

U.S. Securities and Exchange Commission

June 4, 2021

Our lead program: NRG1 fusions, page 3

2.	We note your revised disclosure in response to prior comment 5. Please revise to include balancing disclosure that an accelerated approval pathway may not lead to a faster development or regulatory review or approval process and does not increase the likelihood that your product candidate will receive marketing approval.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 3 and 94 of the Registration Statement.

Optimized clinical trial and regulatory execution, page 100

3.	We note your revised disclosure in response to prior comment 2. Please remove or revise statements that your clinical development strategy “helps address clinical development risks” and that you designed and operationalized the Phase 2 CRESTONE trial in an attempt to “proactively address risks and inefficiencies of clinical development,” as these statements appear speculative and suggest that investors are afforded protection from loss.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 101 and 102 of the Registration Statement.

Dyax, page 117

4.	We note your revised disclosure in response to prior comment 14. Please revise to disclose the scope of the license. For example, please disclose whether you have an exclusive or non-exclusive license and whether you have worldwide rights to develop and commercialize or whether such rights are limited to a particular territory.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 119 of the Registration Statement.

U.S. Securities and Exchange Commission

June 4, 2021

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (415) 875-2420.

Sincerely,

Fenwick & West LLP

/s/ Julia Forbess

Julia Forbess
Partner

cc:	Shawn Leland, Pharm.D., R.Ph., Chief Executive Officer
Elevation Oncology, Inc.

Effie Toshav, Esq.
Robert Freedman, Esq.
Ryan Mitteness, Esq.
Fenwick & West LLP